SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Loral Space & Communications Inc.

(Name of Issuer)

Voting common stock, par value $0.01 per share

(Title of Class of Securities)

543881106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 543881106	13G/A	Page 2 of 7

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 686,400**
	6	SHARED VOTING POWER 951,000**
	7	SOLE DISPOSITIVE POWER 686,400**
	8	SHARED DISPOSITIVE POWER 951,000**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,637,400**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 543881106	13G/A	Page 3 of 7

1	NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,637,400**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,637,400**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,637,400**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 543881106	13G/A	Page 4 of 7

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,007,100**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,007,100**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,007,100**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 2 to the Schedule 13G (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on October 2, 2012, as subsequently amended on February 13, 2013 (together, the “Original 13G”) by the Reporting Persons.

James D. Dondero is the President of Strand and Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”). Strand is the general partner of Highland Capital. Highland Capital serves, indirectly, as the general partner to a private fund (the “Fund”). This Amendment relates to the voting common stock, par value $0.01 per share (the “Common Stock”), of Loral Space & Communications Inc., a Delaware corporation (the “Issuer”), held by (i) the Fund, (ii) Highland Capital and (iii) Highland Services.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Item 1(b) of the Original 13G is hereby amended and restated to read as follows:

888 Seventh Avenue

New York, New York 10106

Item 4	Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows:

(a)	Highland Capital may be deemed the beneficial owner of the 686,400 shares of Common Stock it holds directly. This amount consists of (i) 158,400 shares of Common Stock and (ii) 528,000 shares of Common Stock receivable upon exercise of presently exercisable American-style call options. As the indirect general partner of the Fund, Highland Capital and Strand, as the general partner of Highland Capital, may be deemed the beneficial owners of the 951,000 shares of Common Stock held by the Fund. This amount consists of 951,000 shares of Common Stock.

Mr. Dondero may be deemed the beneficial owner of the 2,007,100 shares of Common Stock held by (i) the Fund, (ii) Highland Capital and (iii) Highland Services, as President of Strand and Highland Services. This amount consists of (i) 1,347,100 shares of Common Stock and (ii) 660,000 shares of Common Stock receivable upon exercise of presently exercisable American-style call options.

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(b)	Highland Capital and Strand may be deemed the beneficial owner of 7.6% of the outstanding Common Stock. This percentage was determined by dividing 1,637,400, the number of shares of Common Stock held directly by the (i) Fund and (ii) Highland Capital, by 21,414,212, which is the number of shares of Common Stock outstanding as of October 31, 2013 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 12, 2013.

Mr. Dondero may be deemed the beneficial owner of 9.4% of the outstanding Common Stock. This percentage was determined by dividing 2,007,100, the number of shares of Common Stock held directly by (i) the Fund, (ii) Highland Capital and (iii) Highland Services, by 21,414,212, which is the number of shares of Common Stock outstanding as of October 31, 2013 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 12, 2013.

(c)	Highland Capital has the sole power to vote and dispose of the 686,400 shares of Common Stock it holds directly. Highland Capital and Strand each have the shared power to vote and dispose of the 951,000 shares of Common Stock held by the Fund.

Mr. Dondero has the the shared power to vote and dispose of the 2,007,100 shares of Common Stock held by (i) the Fund, (ii) Highland Capital and (iii) Highland Services.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

STRAND ADVISORS, INC.

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero

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